Exhibit 3.1

AMENDED CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS
 of
SERIES A PREFERRED STOCK
of
THE GRAYSTONE COMPANY, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

The Graystone Company, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof, as follows:

I.  DESIGNATION AND AMOUNT

The designation of this series, which consists of 250,000,000 shares of Preferred Stock, is the Series A Preferred Stock (the “Series A Preferred Stock”) and the face amount shall be $0.0001 per share (the “Face Amount”).

II.  RANK

All shares of the Series A Preferred Stock shall rank pari passu with the Corporation’s Class A and Class B Common Stock.

III.  LIQUIDATION PREFERENCE

The Series A Preferred shall have no liquidation preference over any other class of stock.

IV.  VOTING RIGHTS

Except as otherwise required by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.

 V.  DIVIDEND RIGHTS

(1)	The holders of the Series A Preferred shall receive an annualized dividend equal to $.0005 per share.

(2)	The Board of Directors shall have the following powers in relation to the dividend:

a.	determine the declaration date;
b.	determine the dates covered by the dividend;
c.	determine the date of record for the dividend;
d.	determine the payment date for the dividend;

e.	may pay the dividend either as a monthly, quarterly, bi-annual, annual or biennial dividend (which the Board may change by a simple majority vote of the Board of Directors of the Company); and
f.	may issue a special dividend in addition to the dividend rights provided herein.
g.
The board at its discretion may issue the dividend in the following methods:  (i) cash,)ii)  Class A Common Stock at the prevailing market price or (iii) in Series A Preferred Stock at the prevailing market price.  If there is no prevailing market price of the common stock or preferred stock than the Board shall use the last price it offered shares to the public in a Form S-1 filed with the United States Securities and Exchange Commission as the prevailing market price.

(3)	Additionally, the Board may defer the dividend payment for a period of up to 12 months from the payment date.

VI. CONVERISON RIGHTS

The Series A Preferred Stock shall not be entitled to convert into any other class of stock of the Company.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 5th Day of June 2013.

The Graystone Company, Inc.

By:
Name: Joseph Mezey
Title: CFO